**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
March 25, 2014
(correcting order dated February 5, 2014)**

**ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933**

Continental Building Products, Inc.

File No. 333-193078 – CF 30581

Continental Building Products, Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from Exhibits to a Form S-1/A filed on January 10, 2014.

Based on representations by Continental Building Products, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.2	through February 5, 2024
Exhibit 10.3	through February 5, 2024
Exhibit 10.4	through February 5, 2024
Exhibit 10.5	through February 5, 2024
Exhibit 10.6	through February 5, 2024
Exhibit 10.7	through February 5, 2024
Exhibit 10.19	through February 5, 2024
Exhibit 10.21	through February 5, 2024
Exhibit 10.22	through February 5, 2024
Exhibit 10.23	through February 5, 2024
Exhibit 10.24	through February 5, 2024
Exhibit 10.25	through February 5, 2024

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Kevin M. O'Neill
Deputy Secretary